[GRAPHIC OMITTED]
                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                       1300 SOUTH CLINTON STREET
                                                            FORT WAYNE, IN 46802

                                                            BRIAN BURKE, COUNSEL
                                                             PHONE: 260-455-1847
                                                               FAX: 260-455-5135
                                                             BRIAN.BURKE@LFG.COM

VIA FEDERAL EXPRESS

March 23, 2007

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Lincoln National Variable Annuity Account C
      The Lincoln National Life Insurance Company
      Response to Comments on Post-Effective Amendment No. 3
      Multi-Fund(R) Select - File No. 333-112927

Dear Ms. Sazzman:

         The attached supplement reflects revisions in response to your comments regarding the above-referenced filing. This letter and supplement will be filed as correspondence on EDGAR on March 26, 2007. The attached copy of the supplement has been blacklined against the supplement that was sent to you on March 9, 2007. In addition, further clarification is provided below.

1.  Summary

a. Please clarify (in the second full paragraph) why a contractowner might need to surrender the existing contract to elect the i4Life benefit. Please also disclose how any new surrender charges will be imposed and calculated (i.e., from date of first or second contract).

        Response: Administrative and systems capabilities and constraints did not allow us to add this rider to all versions of the product. We are therefore required in some instances to move the contractowner into a different version where the features are not detrimental and the contractowner is not worse off in any way other than the enhanced interest rates explained below. No new surrender charges will be imposed when moving to a new contract.

b. Please clarify the reference to "enhanced interest rates" in the third full paragraph.

        Response: We were not able to replicate the interest rate aging schedules from the non-i4LIFE contract versions to the i4LIFE contract versions. Since the i4LIFE benefit is only of value to equity assets, it is expected that individuals wanting to be invested in fixed accounts will not purchase this rider.

c. Please clarify the relationship between the i4Life Advantage rider and the Guaranteed Income Benefit in the third paragraph on p. 1.

        Response: The i4LIFE(R) Advantage feature being offered to the employer-sponsored market will also include the Guaranteed Income Benefit in one package. The two features are not offered as separate options. The annual charge of 0.48% is the charge for both elements of the combined benefit. Neither option can be elected separately. (This is unlike the i4LIFE(R) feature offered to the individual annuity market, where i4LIFE(R) can BE purchased with or without the Guaranteed Income Benefit.) Appropriate disclosure has been added immediately prior to the Expense Table.

d. Please clarify in a summary fashion the relationship between the Access Period and Lifetime Income Period as used in the last paragraph before the Expense Table on p. 1.

        Response: The participant/owner of the contract during the access period has an account balance, a death benefit, and can make withdrawals from the contract. The lifetime income period begins when the access period ends. During the lifetime income period the participant/owner cannot exercise any of the provisions described above, but continues to receive a stream of payments from the contract for their lifetime.

e. Please define the term "Account Value" as used in the last paragraph before the Expense Table on p. 1 or at least give a reference to that definition later in the supplement. (Nor is it a defined term in the underlying prospectus for this supplement.)

        Response: Account Value is defined in Paragraph 4 of Section I.A. A cross-reference to that section has been added on Page 1.

2.      Expense Table

a. In the Separate Account Annual Expenses Table for the Accumulation Phase, please set forth the mortality and expense risk charge separately from the administrative charge. Please also confirm to staff that no other charges apply. Please also explain in a footnote the purpose of the Loan Set-Up Fee.

         Response: No part of the mortality and expense risk charge is an administrative charge. The reference to "Administrative" charge has been removed from the M&E notation. A footnote has been added to explain the loan set-up fee.

b. Please explain to staff why charges are not set forth separately for the i4Life rider without and with the Guaranteed Income Benefit.

         Response: The charges are not set out separately because the Guaranteed Income Benefit is not an optional benefit, and thus is a benefit on every contract electing i4Life.

c. Please explain the phrase "reset of Step-up Period" in a footnote to the expense table or at least give a reference to that concept later in the supplement.

         Response: The step-up period is explained in the third paragraph of
         Section II (Guaranteed Income Benefit). A cross-reference to that section has been added to the footnote.

d.       Please clarify the first two sentences in the last paragraph before the
         Section 1 heading.

         Response: Two cross-references have been added to the footnote to clarify the difference between Account Value and contract value.

3.  What is i4Life?

    Please clarify the phrase "calculated from the Account Value" in the first full paragraph of this section. Please also clarify that payments after the Access Period are limited to amounts determined under the payout option chosen.

    Response: The phrase "calculated from" was changed to "based upon," and a cross-reference has been added to direct the contractowner to the specific section that discuss the i4LIFE calculation.

4.  Transfers

    Please reference (at the bottom of p. 2) the section of the underlying prospectus that discusses transfers and the automatic withdrawal service.

Response: Cross-references have been added to both the Transfers section and the Additional Services sections of the prospectus.

5.       i4Life Charges Narrative Section

a. The disclosure states that the i4Life charge is currently .48%. Please confirm to staff that .48% is the maximum charge and so state in the supplement. Alternatively, please disclose the maximum charge in this section as well as in the expense table.

         Response: The maximum charge for i4Life is 0.48% unless the contractowner chooses to begin a new 15-year step-up period (at the end of the first 15-year step-up period). If the contractowner elects a subsequent step-up, the charge may be up to a maximum of 1.50%. Appropriate disclosure has been added.

b. Please clarify the second sentence in the first paragraph under this section.

         Response: The monthly charge is an amount equal to one-twelfth of the annual charge of .48%, which is .04%. The section has been modified to reflect a monthly charge of .04%.

c. Please clarify how the i4Life charge is computed during the Lifetime Income Period.

         Response: During the Lifetime Income Period, the i4Life charge is a daily charge added to the M&E risk charge. Clarification has been added.

6.  Access Period

a. Please clarify how the maximum access period is computed as described in the first paragraph of this section.

         Response: The minimum access period is computed as a period of fifteen years of rider participation or to age 85, which ever is greater. This clarification appears in the first sentence of the second paragraph of the Access Period section.

b. Please disclose more specifically how regular income payments and the GIB will be adjusted if the contractowner extends the Access Period. Please provide an example.

         Response: If the contract owner extends the access period, a new regular income payment is computed using the new access period, and the Guaranteed Income Benefit would be adjusted in proportion to the reduction in the new regular income payment. Extending the access period lowers the payment and GIB as it spreads the payment out over a longer period of time. This clarification and the following example have been added. For example, assume you have an access period of 25 years, a regular income payment of $433 a month and a Guaranteed Income Benefit of $332 per month. If you extend your access period to 30 years, the regular income payment decreases to $428 per month (a reduction of 1.15%) and the Guaranteed Income Benefit is also reduced by 1.15% for a payment of $328.

c.       Please define the term Periodic Income Commencement Date.

         Response: The Periodic Income Commencement Date is the date the rider is effective. Clarification has been added. We did not intend for this phrase to be a defined term, so the phrase now appears in lower case instead of title case.

7.       Regular Income Payments During the Access Period

a. Please clarify in the first paragraph of this section that contracts purchased with i4Life must be annuitized no later than one year after the contract is purchased.

         Response: Yes, i4Life regular income payments must commence within one year after the contract is purchased. Clarification has been added.

b. Please explain to staff why contractowners do not choose an assumed investment return in the employer sponsored version of i4Life. It appears that an AIR of 4% is the only available rate. See second paragraph.

         Response: Since the Guaranteed Income Benefit is an integrated benefit (not optional), only the 4% AIR is being offered.

c. The first paragraph on p. 4 describes the calculation of the initial regular income payment as based on contract value. Earlier in the supplement, regular income payments are described in relation to Account Value. Please clarify in this section the relationship between the two terms.

         Response: The contract value is the total value of all accumulation units for the contract during the deferral period. The Account Value is the contract value on the date the i4LIFE rider becomes effective (periodic income commencement date), less any applicable premium taxes. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses including interest credited on the fixed account, and will be reduced by regular income payments made and any withdrawals taken. We have changed "contract value" to "Account Value" in this paragraph.

d. Please clarify how subsequent regular income payments during the Access Period are calculated. See first sentence of the third paragraph on p.
         4. Please consider giving an example.

         Response: This calculation is discussed in the fifth paragraph of the "Regular income payments during the Access Period" section.

e. Please explain to staff why the statement "each subsequent regular income payment will fluctuate" has been deleted from the third paragraph on p. 4.

         Response: The sentence was removed because all payments under this option are level for the calendar year. The regular income payments will be calculated on an annual basis, with equal payments spread out through the year. The regular income payments may fluctuate year to year, but the monthly payments will remain the same during any given calendar year.

f. In the second to the last paragraph of this section, please summarize in plain English what is intended by the statement that these payments must conform to Section 401(a)(9) of the IRC

        Response: The payments must comply with IRC 401(a)(9) because payments from an annuity contract must comply with the minimum distribution requirements of IRC Section 401(a)(9). Clarification has been added.

g. Please clarify the last statement in the second to the last paragraph of this section that "as an alternative, a death benefit may be paid upon the death of the Annuitant only."

        Response: The secondary life may either continue receiving regular income payments, or take the death benefit payment. If the death benefit is paid, the rider will terminate. If the secondary life dies before the annuitant, then the annuitant may take the surrender value and terminate the rider, or continue payments. Clarification has been added. Further explanation is provided in the section titled "General Death Benefit Provisions."

8.       Regular Income Payments during the Lifetime Income Period

    Please explain to staff and clarify the statement in the first full paragraph on p. 5 that for regular income payments adjusted on an annual basis, the total of the annual payments is transferred to Lincoln Life's general account to be paid out monthly and those payments will not be affected by market performance during that year." Please explain how this statement is consistent with the previous statement that regular income payments vary based on the value of your annuity units.

Response: The only time market performance comes into play is when the regular income payment is re-calculated (annually). The payment may fluctuate from year to year, based on market performance. Once the calculation is made, the total annual payment is placed in Lincoln Life's general account, and paid out in twelve level monthly payments, which are not affected by market performance. The process is as follows: 1) At the start of the lifetime income period, Lincoln Life determines the number of annuity units based on the account value at the end of the access period. 2) Lincoln Life then calculates the regular income payment for the year based on the value of the annuity units at the beginning of the year. 3) The regular income payment is then transferred to Lincoln Life's general account for payment during the year. Steps 2 and 3 are repeated in each subsequent year.

9.  i4Life Death Benefit

    Please clarify the example of how the death benefit is calculated. Please explain to staff why the death benefit should not be $160,000 (purchase payments less regular income payments less withdrawals.)

Response: The Account Value may fluctuate, based on financial performance of the underlying subaccounts and any withdrawals. The $150,000 figure presented in the example is a hypothetical figure. A footnote has been added for clarification.

10.   General Death Benefit Provisions

      Please clarify whether the discussion in the second paragraph of this section is applicable to the time period during the Access Period or during the Lifetime Income Period. Please also explain the term Periodic Income Payments (as already noted).

  Response: The discussion in the second paragraph is applicable during the access period. The phrase Periodic Income Payments is another term for regular income payments. To be consistent, we have changed all occurrences of Period Income Payments to regular income payments.

11.    Guaranteed Income Benefit

a. Please clarify at the beginning of the first paragraph of this section (on p. 7) when the value of the regular income payment will be determined for purposes of calculating the initial GIB.

       Response: Clarification has been added by inserting the word "initial" into the first sentence of the second paragraph.

       b. Please clarify when the GIB is available, i.e., during the Access Period only or also during the Lifetime Income Period. The last sentence of the first paragraph of this section appears to state that the GIB is also available during the latter period. Please clarify.

       Response: The GIB is available during both periods. Clarification has been added.

12.  Step-Up of the GIB

a. The expense table at p. 2 discloses a percentage charge upon reset of the Step-up Period. Please explain to staff and disclose how that charge relates to the discussion in this section.

        Response: See Response to "b" below.

b. The expense table on p. 2 suggests that the GIB may be purchased without a step-up while the prospectus (at p. 7) states that the step-up is automatic. Please resolve this discrepancy.

       Response: The Guaranteed Income Benefit includes an automatic 15-year step-up period. This step-up period is built into the benefit and is not an option to be chosen or rejected by the contractowner. At the end of that automatic 15-year step-up period, the contractowner may elect another 15-year step-up period. Upon the election of that subsequent 15-year step-up period, the i4LIFE charge may be increased to the maximum charge (1.50%). Clarification has been added.

c.    Please put the sentence describing when step-up occurs into plain English.

      Response: The entire third paragraph of this section has been re-written for clarification.

Please call me with any further questions or comments.

Sincerely,

/s/ Brian Burke

Brian Burke
Counsel

                                                DRAFT - Subject to SEC comments


                   The Lincoln National Life Insurance Company
                   Lincoln National Variable Annuity Account C
                              Multi-Fund(R) Select

                         Supplement dated ________, 2007
                       to the Prospectus dated May 1, 2006


This Supplement contains information regarding an enhancement to your Multi-Fund(R) Select variable annuity. It is for informational purposes only and requires no action on your part unless you choose to take advantage of the enhancement offered herein. This Supplement provides for the following:

o   i4LIFE(R) Advantage (hereinafter referred to as "i4LIFE");
o   Guaranteed Income Benefit; and
o Investment Requirements applicable to certain features of variable annuity contracts.

Note: When you elect i4LIFE with the Guaranteed Income Benefit you will be subject to certain requirements for your subaccount investments. You may be limited in how much you can invest in certain subaccounts. Please see the section titled Investment Requirements in Section III of this Supplement for specific details.

In order to elect the i4LIFE benefit, you may need to surrender your existing base contract and apply for a new contract. The surrender charges and fees applicable to the new base contract will not be higher than such fees applicable to the base contract being surrendered. However, an additional charge will be incurred on the new base contract for i4LIFE; just as it would be for a contract that need not be surrendered to elect i4LIFE.

Enhanced interest rates will not be offered on the fixed account(s) of the new base contract.

Please contact your sales representative to determine if it is necessary to surrender your contract in order to elect i4LIFE.


i4LIFE is a payout option for your annuity that provides variable, regular income payments for your life. These payouts are made during an Access Period, where you have access to the Account Value (see Section I.A.4 for a definition of Account Value). After the Access Period ends, payouts continue for the rest of your life, during the Lifetime Income Period. You elect i4LIFE when you are ready to begin receiving income payments. Information about i4LIFE is set forth in Section I of this Supplement. The amount of your regular income payment is based on the Account Value on the periodic income commencement date and other factors set forth in the Section I. This offering contains the Guaranteed Income Benefit, which provides a minimum payout floor for your regular income payments. This calculation, which is based on the contract value when you elect i4LIFE, is described in Section II of this Supplement.

The i4LIFE(R) Advantage Rider being offered to the employer-sponsored market will include the Guaranteed Income Benefit in one package. The Guaranteed Income Benefit is not an optional benefit; it is an integrated benefit on every contract electing the i4LIFE rider. During the access period, the participant/owner of the contract has an account balance, a death benefit, and can make withdrawals from the contract. The lifetime income period begins when the access period ends. During the lifetime income period, the participant/owner cannot exercise any of the provisions described above, but continues to receive a stream of payments from the contract.


Expense Table

The following table describes the fees and expenses that you will pay periodically during the time that you own the contract, and replaces this particular table in your prospectus. Refer to your prospectus for fees and expense that apply when you purchase or surrender your contract or that apply to the underlying funds.

Accumulation Phase (Prior to the Periodic Income Commencement Date):

Annual Account Fee: $25*

*The Account Fee may be reduced or eliminated for any particular contract.

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts:


         Mortality and expense risk charge:   1.002%


Loan Set-up Fee** (per loan): $35
Loan Interest: 7.0% annually of the amount held in the loan account


**If you participate in a tax deferred retirement plan that allows participant loans, a loan set-up fee will be charged where allowed by law.


The following contract charges apply only when your contract is in the annuity payout phase. The i4LIFE charge is deducted from your average account value.

i4LIFE Payout Phase (On and After the Periodic Income Commencement Date):

         i4LIFE(R) Advantage with the Guaranteed Income Benefit (as a percentage of average account value):

     o   Annual percentage charge                                   0.48%
     o   Maximum annual percentage charge upon reset                1.50%
         of 15-year Step-up Period


         During the Access Period, the annual percentage charge (0.48%) will be deducted monthly at the monthly rate of 0.04%. The monthly percentage charge is multiplied by the Account Value (as described in Section I.A.4 below), as adjusted for purchase payments and any withdrawals, and then deducted from contract value (as described in your prospectus). See Section II -- Guaranteed Income Benefit for a discussion of the step-up period.


Section I.   i4LIFE
i4LIFE is an optional annuity payout rider you may elect and is separate and distinct from other annuity payout options offered under your contract and described in your prospectus.


A. What is i4LIFE?
         1. Definition of i4LIFE. i4LIFE is a payout option that provides you with variable, periodic regular income payments for life. These payouts are made during an Access Period, where you have access to the Account Value. After the Access Period ends, payouts continue for the rest of your life, during the Lifetime Income Period. i4LIFE is different from other annuity payout options provided by Lincoln because with i4LIFE, you have the ability to make additional withdrawals or surrender the contract during the Access Period. The initial regular income payment is based on the Account Value on the periodic income commencement date, a date no more than 14 days prior to the date you select to begin receiving the regular income payments. (See Section I.A.5 for the specific calculation of the initial regular income payment.) This option is available for participants in 401(k), 403(b) and most 457 plans ("tax-deferred retirement plans"). This option, when available in your state, is subject to a charge as described in the expense table above. (See Section I.A.2 below for more information about the charges.)


i4LIFE may be elected at the time of application or at any time before an annuity payout option is elected by sending a written request to our Home Office. When you elect i4LIFE, you make certain choices about your regular income payments (see Sections I.A.5 and I.A.6 below). The annuitant, or secondary life, if applicable, may not be changed after i4LIFE is elected.

i4LIFE for tax-deferred retirement plans is only available if the annuitant is eligible to receive a payout pursuant to the terms and conditions of his or her plan at the time the option is elected. Additional limitations on issue ages and features may be necessary to comply with the Internal Revenue Code provisions for required minimum distributions.


If i4LIFE is selected, in addition to the Investment Requirements imposed by electing this option the applicable transfer provisions among subaccounts and the fixed account will continue to be those specified in your prospectus (see The Contracts - Transfers on or Before the Annuity Commencement Date). However, once i4LIFE begins, any automatic withdrawal service will terminate (see The Contracts - Additional Services).


The i4LIFE death benefit is discussed in Section I.B. below.


         2. i4LIFE Charges. The annual rate of the i4LIFE charge is currently 0.48% of the account value. During the Access Period, an amount equal to the monthly i4LIFE charge multiplied by the Account Value will be deducted from the subaccounts on a monthly basis at a rate of 0.04%. The amount we deduct will increase as the Account Value increases, because the charge is based on the Account Value. During the Lifetime Income Period, the i4LIFE charge will be computed daily of the net asset value in the subaccounts and added to the mortality and expense risk charge. If you purchase i4LIFE in the future, the annual percentage charge and maximum annual percentage charge will be the charges in effect at the time you elect i4LIFE.


If i4LIFE is elected at issue of the contract, i4LIFE and the charge will begin on the contract's effective date. Otherwise, i4LIFE and the charge will begin on the periodic income commencement date which is the valuation date on which the initial regular income payment is determined.


         3. Access Period. At the time you elect i4LIFE, you also select the Access Period, which begins on the periodic income commencement date (the date the i4LIFE rider becomes effective). The Access Period is a defined period of time during which we pay variable, periodic regular income payments and provide a death benefit, and during which you may surrender the contract and make additional withdrawals from your Account Value. During the Access Period, the Account Value is available as a (minimum) death benefit, or for additional withdrawals or surrender of the contract. At the end of the Access Period, the remaining Account Value is used to guarantee regular income payments for the rest of your life (and the Secondary Life if applicable) and you will no longer be able to make withdrawals or surrenders or receive a death benefit.

        We will establish the minimum (currently the greater of 15 years or to age 85) and maximum Access Periods at the time you elect i4LIFE. Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods. At any time during the Access Period, and subject to the rules in effect at that time, you may extend the Access Period by sending us notice. A request to extend the Access Period will be effective on the next periodic income commencement date anniversary. Currently, if you extend the Access Period, it must be extended at least 5 years. If you extend the Access Period, subsequent regular income payments and the Guaranteed Income Benefit will be adjusted according, using the new regular income payment and the new access period, and the Guaranteed Income Benefit will be adjusted in proportion to the reduction in the new regular income payment. Extending the access period lowers the payment and Guaranteed Income Benefit because it spreads the payment out over a longer period of time. For example, assume you have an access period of 25 years, a regular income payment of $433 a month and a Guaranteed Income Benefit of $332 per month. If you extend your access period to 30 years, the regular income payment decreases to $428 per month (a reduction of 1.15%) and the Guaranteed Income Benefit is also reduced by 1.15% for a payment of $328.


         We may reduce or terminate the Access Period for tax-deferred retirement plans in order to keep the regular income payments in compliance with IRC provisions for required minimum distributions. See the discussion in Section II.


         4. Account Value. The initial Account Value is the contract value on the periodic income commencement date, less any applicable premium taxes. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses including interest credited on the fixed account, and will be reduced by regular income payments made and any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life (and the secondary life, if applicable) and the Account Value will be reduced to zero.


         5. Regular income payments during the Access Period. i4LIFE provides for variable, periodic regular income payments for as long as an annuitant (or secondary life, if applicable) is living; and access to your Account Value during the Access Period. When you elect i4LIFE, you will have to choose the date you will receive the initial regular income payment and the length of the Access Period. These choices will influence the amount of your regular income payments. Regular income payments must begin no later than one year after the date you elect i4LIFE. if elected at issue of the contract; otherwise, regular income payments will begin within 14 days of the periodic income commencement date. At this time, changes can only be made on periodic income commencement date anniversaries.

Regular income payments for tax-deferred retirement plans will be paid monthly, and are only recalculated once per year, at the beginning of each calendar year. An assumed investment return rate of 4% will be available. Regular income payments are not subject to any surrender charges or applicable i4LIFE adjustments. For information regarding income tax consequences of regular income payments, please refer to Federal Tax Matters in your prospectus.


The amount of the initial regular income payment is determined on the periodic income commencement date by dividing the Account Value (or purchase payment if elected at contract issue), less applicable premium taxes by 1000 and multiplying the result by an annuity factor. The annuity factor is based upon:


o The age and sex (unless unisex rates are required by law) of the annuitant and secondary life, if applicable;
o the length of the Access Period selected;
o the monthly regular income payments;
o the assumed investment return of 4%; and
o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the regular income payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a death benefit of the entire Account Value will be paid to your beneficiary upon your death. These benefits during the Access Period result in a slightly lower regular income payment, during both the Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum death benefit of the full Account Value was payable. The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your regular income payments for the remainder of your life (and/or the secondary life if applicable), during the Lifetime Income Period, with no further access or death benefit.

Subsequent regular income payments during the Access Period are determined by dividing the Account Value, (reduced by the monthly i4Life with Guaranteed Income Benefit rider charge of 0.04%), on the applicable valuation date by 1000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. The Account Value will vary with the performance of the subaccounts selected and the interest credited on the fixed account. The assumed investment return is the measuring point for subsequent regular income payments. If the actual net investment return (annualized) for the contract exceeds the assumed investment return, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the assumed investment return, the regular income payment will decrease. For example, if net investment return is 3% higher (annualized) than the assumed investment return, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the assumed investment return, the regular income payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for regular income payments, and subsequent regular income payments will be reduced in the same proportion that withdrawals reduce the Account Value. For example, a contract owner has an Account Value of $100,000 and an income payment of $400 per month. If the contract owner makes a withdrawal of $25,000 (resulting in a 25% reduction of Account Value), there would be a corresponding 25% reduction to the regular income payment. The regular income payment of $400 would be reduced to $300 [$400 - (25% x $400)].


For a joint life option, the secondary life must be the annuitant's spouse and must be the primary beneficiary. If either the annuitant or secondary life dies during the Access Period, the surviving life may elect to continue the monthly payments, and regular income payments will continue with an Access Period length that ensures the regular income payments conform to the required minimum distribution requirements of Section 401(a)(9) of the IRC. Regular income payments will continue for the remainder of the Access Period and then, if there is a surviving life, for the Lifetime Income Period. As an alternative, upon the death of the annuitant, the secondary life may choose to take the death benefit, and the i4LIFE Rider will terminate. The surrender value may be paid upon the death of the secondary life, if applicable. If there is no surviving life, then the regular income payments will cease and this Rider will terminate.


For a single life option, if the annuitant dies during the Access Period, a death benefit will be paid and the regular income payments will cease and this Rider will terminate.

         6. Regular income payments during the Lifetime Income Period. The Lifetime Income Period begins at the end of the Access Period if either the annuitant or secondary life is living. The frequency of regular income payments, the assumed investment return and the frequency of the recalculation do not change. The initial regular income payment during the Lifetime Income Period is determined by dividing the Account Value on the last valuation date of the Access Period by 1000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
o the age and sex (unless unisex rates are required by law) of the annuitant and secondary life (if living); o the monthly regular income payments; o the assumed investment return of 4%; and o the Individual Annuity Mortality table specified in your contract.


The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the regular income payments during the Lifetime Income Period. To determine subsequent regular income payments, the contract is credited with a fixed number of annuity units equal to the initial regular income payment (during the Lifetime Income Period) divided by the annuity unit value (by subaccount). Your regular income payments are adjusted on an annual basis, and the total of the annual payment is transferred to Lincoln Life's general account to be paid out monthly. Your payment(s) will not be affected by market performance during that year. Your regular income payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the annuity units.


Regular income payments will continue for as long as the annuitant or secondary life, if applicable, is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in (and the fixed account if applicable). Regular income payments vary with investment performance.

During the lifetime income period, there is no longer an Account Value; therefore, no withdrawals are available and no death benefit is payable.

B.   i4LIFE Death Benefit

         i4LIFE Guarantee of Principal Death Benefit. The i4LIFE Guarantee of Principal death benefit is available for qualified contracts during the Access Period and will be equal to the greater of:
o the Account Value as of the valuation date we approve the payment of the claim; or
o the sum of all purchase payments, less the sum of regular income payments and other additional withdrawals (including withdrawals to provide the Guaranteed Income Benefits described in Section II). '

References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE if your contract was in force prior to that election. Regular income payments are deducted from the death benefit before any additional withdrawals when determining the death benefit.

The following example demonstrates the impact of a proportionate withdrawal on your death benefit:

|X|      Total Purchase Payments                              $200,000
|X|      Total i4LIFE  Regular Income payments                 $25,000
|X|      Additional Withdrawal                                 $15,000
                                        ($15,000/$150,000=10% withdrawal)
|X|      Account Value at time of Additional Withdrawal       $150,000*
     Death Benefit Value after i4LIFE withdrawal = $200,000 - $25,000 = $175,000 Death Benefit value after additional withdrawal = $175,000 - $17,500 = $157,500
     Reduction in Death Benefit Value for Withdrawal $175,000 X 10% = $17,500

The regular income payments reduce the death benefit by $25,000 and the additional withdrawal causes a 10% reduction in the death benefit, the same percentage that the withdrawal reduced the Account Value .


*The Account Value at the time of additional withdrawals is a hypothetical value that represents the possible fluctuation in the Account Value based on the financial performance of the underlying subaccounts.


General Death Benefit Provisions. Following the Access Period, there is no death benefit.


During the access period, if the single life option has been elected, then upon the death of the annuitant, the regular income payments will cease and this Rider will terminate If the joint life option has been elected, then upon the death of the annuitant, the secondary life, if still surviving, as spouse and primary beneficiary, may terminate the contract and this Rider and receive full payment of the death benefit or elect to continue the contract and this Rider and receive regular income payments for his/her lifetime. Upon the death of the secondary life, the annuitant if still surviving, may continue to receive regular income payments for the remainder of the access period and for the lifetime income period or may elect to terminate this Rider. If neither the annuitant nor the secondary life is still surviving, the regular income payments will cease and this Rider will terminate.


The value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and
2. written authorization for payment; and
3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal tax matters in the prospectus.

Upon notification to Lincoln Life of the death, regular income payments may be suspended until the death claim is approved. If this Rider is continued, upon approval of the death claim the excess, if any, of the death benefit over the Account Value will be credited into the contract at that time and a lump sum payment for the value of any suspended payments, as of the date the death claim is approved, will be made and the regular income payments will restart. Otherwise, this rider terminates.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

C.   General i4LIFE Provisions

         1. Withdrawals. You may request a withdrawal at any time prior to or during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments will be reduced in the same proportion as the withdrawal reduces the Account Value. Withdrawals may have tax consequences. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. The interest adjustment may apply.

The following example demonstrates the impact of a withdrawal on the regular income payments and the Guaranteed Income Benefit Payments:
|X|    i4LIFE Regular Income Payment before Withdrawal          $1,200
|X|    Guaranteed Income Benefit before Withdrawal                $750
|X|    Account Value at time of Additional Withdrawal         $150,000
|X|    Additional Withdrawal $15,000 (a 10% withdrawal) Reduction in i4LIFE
     Regular Income payment for Withdrawal = $1,200 x 10% = $120
         i4LIFE Regular Income payment after Withdrawal = $1,200 - $120 = $1,080 Reduction in Guaranteed Income Benefit for Withdrawal = $750 x 10% = $75
         Guaranteed Income Benefit after Withdrawal = $750 - $75 = $675

         2. Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. The interest adjustment may apply.

         3. Termination. You may terminate i4LIFE prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next valuation date after we receive the notice and your contract will return to the accumulation phase. Upon termination, we will stop assessing the charge for i4LIFE and assess the mortality and expense risk charge and administrative charge associated with the contract without this feature. Your contract value upon termination will be equal to the Account Value on the valuation date we terminate i4LIFE.

         4. Availability. The availability of i4LIFE will depend upon your state's approval of the i4LIFE(R) Advantage contract rider. Please check with your registered representative for availability.

Section II.   Guaranteed Income Benefit


The Guaranteed Income Benefit ensures that your regular income payments will never be less than a minimum amount, adjusted for withdrawals, regardless of the actual investment performance of your contract. The Guaranteed Income Benefit is in effect during both the access period and the lifetime income period.

The Guaranteed Income Benefit is initially equal to 75% of the initial regular income payment. If the amount of your i4LIFE regular income payment (which is based on your i4LIFE Account Value) has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the Guaranteed Income Benefit is the minimum payment you will receive. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your regular income payment. If your regular income payment is less than the Guaranteed Income Benefit, we will reduce the Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the Guaranteed Income Benefit. This additional amount will be withdrawn from the variable subaccounts and the fixed account on a pro-rata basis according to your investment allocations. If your Account Value reaches zero as a result of the payment of the Guaranteed Income Benefit, your Access Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your death benefit. See Section I.B. regarding the i4LIFE death benefits. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the annuitant, or secondary life, if applicable, is living.

The Guaranteed Income Benefit has an automatic step-up feature that works as follows:During the 15-year step-up period, the Guaranteed Income Benefit will automatically step-up every three years to 75% of the current regular income payment, if that result is greater than the immediately prior Guaranteed Income Benefit. The 15-year period will run from the periodic income commencement date, or the date of the most recent reset of the 15-year step-up period. Each 3-year step-up occurs on the valuation date of the first regular income payment in the first calendar year of each 3-year period. At the end of a 15-year step-up period, the contractowner may continue with the current Guaranteed Income Benefit amount at the current fee with no further step-ups or elect a new 15-year step-up period and be subject to a fee increase by submitting a written request to the Home Office. If you prefer, when you start the Guaranteed Income Benefit, you can request that Lincoln administer the election of a new 15-year step-up period for you. After Lincoln administers this election, you have 30 days to notify us if you wish to reverse the election. If a new 15-year step-up period is elected, the i4LIFE charge may increase subject to the guaranteed maximum annual percentage charge of 1.50%.

The Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments or Guaranteed Income Benefit payments) in the same proportion that the withdrawals reduce the Account Value. Refer to the Example in Section I
C.1 to see the impact of a withdrawal on the regular income payments and the Guaranteed Income Benefit.


If you choose to lengthen your Access Period, (which must be increased by a minimum of 5 years) thereby reducing your regular income payment, your Guaranteed Income Benefit will also be reduced. The Guaranteed Income Benefit will be reduced in proportion to the reduction in the regular income payment. You may not shorten your Access Period.

Section III.   Investment Requirements

The following discussion outlines requirements that are applicable for certain features of your variable annuity contract.

Contractowners who have elected i4LIFE with the Guaranteed Income Benefit will be subject to the following requirements on variable subaccount investments. If you do not elect this benefit, the investment requirements will not apply to your contract.

We do not intend to enforce the Investment Requirements at this time. We will notify you at least 30 days in advance of when the Investment Requirements will be enforced. Our decision to enforce these requirements will be based on our review of the subaccount investments of the contractowners who have this rider and market conditions.

No more than 35% of your contract value (includes Account Value if i4LIFE is in effect) can be invested in the following subaccounts ("Limited Subaccounts"):

o     AllianceBernstein Global Technology Portfolio
o     American Funds Global Growth Fund
o     American Funds International Fund
o     Baron Capital Asset Fund
o     Delaware VIP REIT Series
o     Delaware VIP Small Cap Value Series
o     Delaware VIP Trend Series
o     DWS Small Cap Index VIP
o     Lincoln VIP Aggressive Growth Fund
o     Lincoln VIP International Fund
o     Neuberger AMT Mid-Cap Growth Portfolio

All other variable subaccounts will be referred to as "Non-Limited Subaccounts".

You can select the percentages of contract value, if any, allocated to the Limited Subaccounts, but the cumulative total investment in all the Limited Subaccounts cannot exceed 35% of the total contract value. On each quarterly anniversary of the effective date of i4LIFE, if the contract value in the Limited Subaccounts exceeds 35%, Lincoln will rebalance your contract value so that the contract value in the Limited Subaccounts is 30%. If rebalancing is required, the contract value in excess of 30% will be removed from the Limited Subaccounts on a pro rata basis and invested in the remaining Non-Limited Subaccounts on a pro rata basis according to the contract value percentages in the Non-Limited Subaccounts at the time of the reallocation. If there is no contract value in the Non-Limited Subaccounts at that time, all contract value removed from the Limited Subaccounts will be placed in the Lincoln VIP Money Market Fund subaccount.

We may move subaccounts on or off the Limited Subaccount list, change the percentages of contract value allowed in the Limited Subaccounts or change the frequency of the contract value rebalancing, at any time, in our sole discretion, but we will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these Riders. Our decision to make a modification will be based on several factors including the general market conditions and the style and investment objectives of the subaccount investments. At the time you receive notice of a change or when you are notified that we will begin enforcing the Investment Requirements, you may:

   1) drop the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment Requirements;
   2) submit your own reallocation instructions for the contract value in excess of 35% in the Limited Subaccounts; or
   3) take no action and be subject to the quarterly rebalancing as described above.

               Please retain this supplement for future reference.